Bond Trust Products LLC

July 1, 2009

Via EDGAR Transmittal

Julie Bell
U.S. Securities and Exchange Commission
100 F. Street
Washington D.C. 20549

Re:	Bond Trust Products Trust A (the “Issuer”) Form 10-K for the fiscal year ended December 31, 2006 Filed March 7, 2007 File no. 001-32519

Dear Ms. Bell:

     This letter responds to the comments raised by the Staff in its comment letter to Bond Trust Products LLC (the “Company”) dated February 11, 2009 in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed by the Company with the Securities and Exchange Commission (the “Commission”) on March 7, 2007 (the “Form 10-K”).

     We have endeavored to respond in full to your comments and would appreciate the opportunity to speak with you or your colleagues about resolving any remaining open issues. Contact information has been included below.

We have noted the Staff’s comments in bold face type and the responses in regular type.

Form 10-K

Exhibits

1.	We note your response to our prior comment 1. Please refer to Regulation AB Telephone Interpretation 3.01 which states that the definition of a servicer is principles-based and an entity falls within this definition, regardless of the entity’s title, if it is responsible for making allocations or distributions to holders. It appears from your response to our prior comment 1 that the trustee makes distributions to the certificateholders and therefore falls within the definition of servicer and would be required to file an auditor’s attestation report pursuant to Item 1122(b) of Regulation AB. Please amend to file such auditor’s attestation report or please advise as to why Regulation AB Telephone Interpretation 3.01 does not apply and the trustee does not fall within the definition of servcier. If you are unable to file the required auditor’s attestation report, please tell us why.

Bond Trust Products LLC

One North LaSalle Street, Suite 3500, Chicago, IL 60602 PH 312-279-3700 FAX 312-379-3701

a. Regulation AB does not apply to Bond Trust LLC or Bond Trust Products Trust A

     The Company’s registration statement (File No. 333-111885) was initially filed with the Commission on January 13, 2004, and declared effective on September 8, 2004. The only issuance by Bond Trust Products Trust A closed on June 3, 2005. No other offers or sales of securities were made using that registration statement.

     The effective date for Regulation AB was March 8, 2005. The introduction to the final rule release (Release No. 33-8518) sets forth the compliance dates, including, in pertinent part: “Any registered offering of asset-backed securities commencing with an initial bond fide offering after December 31, 2005, and the asset-backed securities that are the subject of that registered offering must comply with the new rules and forms.” As the Bond Trust Products Trust A transaction closed prior to the compliance commencement date, it is not subject to Regulation AB.

b. Prospectus Disclosure

     In your letter dated December 23, 2008, you note the Company’s statement on page S-17 of the prospectus supplement for the certificates that the Issuer will file a report of its independent public accountants. At the time we filed the Issuer’s annual report on Form 10-K, the failure to include such a report was an unintentional administrative error. However, based on the no-action letter to Corporate Asset Backed Corp. (August 9, 1995) (the “CABCO Letter”) discussed below, we believe sufficient information was provided to protect investors and the public interest.

c. Applicability of Prior Exchange Act Reporting Exceptions

     In the period prior to the promulgation of Regulation AB, asset-backed issuers relied upon no-action letters issued by the staff to other issuers of asset-backed securities. Although some no-action letters for alternative reporting required the inclusion of an auditor’s attestation, not all imposed such a requirement. For example, as described in the CABCO Letter, Corporate Asset Backed Corp. (“CABCO”) proposed to issue trust securities backed by the debt of a third party, reporting entity. CABCO proposed that its periodic reports include distribution reports describing payments made to holders of its securities, as well as material updates related to the trust. In issuing its no-action letter, the staff noted that its position was based, in part, on the condition that the issuers of the underlying securities held by the issuance trust were reporting companies.

     Like the CABCO trust, the Issuer purchased debt instruments issued by reporting entities. The registration statement numbers for each of the underlying securities held by the Issuer were disclosed to the purchasers. The Issuer passed through all payments on the debt instruments to holders of the certificates.

Julie Bell
July 1, 2009

     In addition, there is an ongoing reporting requirement for the issuers of the underlying securities held by the Issuer. If the issuer of an underlying security held by the Issuer ceases to be a reporting company under the Securities Exchange Act of 1934, as amended, the related securities held by the Issuer will be distributed to the certificateholders.

2.	Additionally, please confirm that you will file an auditor’s attestation report and will comply with this obligation on a going-forward basis for all issuing entities affiliated with the depositor.

a. Auditor’s Attestation Report

     As noted above, based on the principles articulated in the CABCO no-action letter, an auditor’s attestation report should not be required for Bond Trust Products Trust A.

b. Ongoing Obligations

     Bond Trust Products Trust A pass-through certificates (the “certificates”) are held by fewer than 30 holders, and have been since issuance. If based solely on the number of holders, the Issuer’s obligation to file reports under the Exchange Act would have been suspended after 2005, and the Issuer’s last filing would have been the Form 10-K filed for 2005.

     However, the certificates were listed on the American Stock Exchange. In September 2008 the listing and registration of the certificates with the American Stock Exchange were terminated. On September 29, 2008, a Form 25 was filed with the Commission. As a result, the Issuer’s reporting obligations were automatically suspended as of the end of 2008. Due to an administrative error, a Form 15 was not filed. We have prepared a Form 15 and propose to file it promptly.

c. Conclusion

     Although the initial registration statement covered offers of up to $500 million of trust certificates, we conducted only one offering of $5.5 million of trust certificates. A limited number of investors purchased the certificates, below the number that would require ongoing reporting under the Exchange Act. Additionally, although the securities were initially listed, only $650,000 aggregate principal amount have traded since the initial sale. We hope you concur that the public interest and protection of investors will not be served by requiring additional disclosure at this time.

3.

Finally, please acknowledge that Form S-3 will be unavailable to the depositor, the issuing entity or any affiliate of the depositor to register any security offerings until such entities are current and timely with their reporting obligations pursuant to General Instruction I.A.4. of Form S-3.

Julie Bell
July 1, 2009

     The Company, as depositor and registrant, has no current intention to offer or sell further securities pursuant to the registration statement. The Company does not propose to register any additional securities offerings, but should that change in the future, the Company will comply with all applicable reporting obligations.

     The Company respectfully requests confirmation that, given the information provided herein, Form S-3 will be available to any affiliates of the Company that are otherwise eligible to use Form S-3.

     We appreciate in advance your time and attention to our responses. We look forward to having an opportunity to discuss our responses with you once you have had an opportunity to review them. Should you have any additional questions or concerns, please call our counsel, Anna T. Pinedo, Morrison & Foerster LLP, at 212-468-8179.

Acknowledgment

     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Joe Novak Joe Novak Secretary